540 Gaither Road, Suite 400
Rockville, MD 20850

March 18, 2021

VIA EDGAR

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn: Abby Adams

Re:	Cerecor Inc.
Registration Statement on Form S-3
Filed March 8, 2021
File No. 333-254000

Ladies and Gentlemen:
Cerecor Inc., a Delaware corporation (the “Registrant”), hereby requests that the Securities and Exchange Commission take appropriate action to make the Registration Statement on Form S-3 (File No. 333-254000) effective as of 4:05 p.m. Eastern Time, Friday, March 19, 2021, or as soon thereafter as practicable. Please advise our corporate counsel, Brian Katz at (215) 981-4000, of any questions.

The Registrant understands that the Commission will consider this request for acceleration of the effective date of the Registration Statement as a confirmation of the fact that the Registrant is aware of its responsibilities under the Securities Act and the Securities Exchange Act of 1934, as amended, as they relate to the proposed public offering of the securities specified in the Registration Statement.

Very truly yours,

CERECOR INC.

By:	/s/ Schond L. Greenway
Schond L. Greenway
Chief Financial Officer